SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No.2)
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                                Autobytel, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   05275N106
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                                 (CUSIP Number)

                                  Mark Scadina
                   Executive Vice President & General Counsel
                             Liberate Technologies
                         310 University Ave., Suite 201
                          Palo Alto, California 94301
                                 (650) 330-8960

                                With a copy to:

                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301
                                 (650) 470-4500

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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 7, 2006
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 05275N106                           13D          Page 2 of 8 Pages
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1     NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

      Liberate Technologies
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                      (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              3,802,519
        OWNED BY         ------------------------------------------------------
          EACH
       REPORTING         8      SHARED VOTING POWER
         PERSON
          WITH                  0
                         ------------------------------------------------------

                         9      SOLE DISPOSITIVE POWER

                                3,802,519
                         ------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,802,519

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.96%(1)

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14    TYPE OF REPORTING PERSON

      CO
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(1) Based on 42,449,764 shares of Common Stock (as defined in Item 1 below)
stated to be outstanding as of August 1, 2006 by the Issuer (as defined in Item 1 below) in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2006 filed with the Securities and Exchange Commission.

         This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed by Liberate Technologies ("Liberate") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on July 10, 2006 as amended by Amendment No.1 thereto filed on August 15, 2006 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Autobytel, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         On September 7, 2006, Liberate delivered a letter (the "September 7 Letter") to the Issuer urging the board of directors of the Issuer to consider certain restructuring and reform proposals described in the letter, or, if the board is unwilling to undertake the recommended changes, to engage in a sale process to maximize value for shareholders. The September 7 Letter also requests that the board of directors communicate publicly to all Autobytel shareholders the results of the board's consideration of the alternatives presented in the letter by September 21, 2006. A copy of the September 7 Letter is filed herewith as Exhibit 1 and incorporated herein by reference. Any description of the September 7 Letter contained herein is qualified in its entirety by reference to the September 7 Letter.

Item 7. Material to be Filed as Exhibits

1.   Letter from Liberate Technologies to the Issuer dated September 7, 2006

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: September 7, 2006

                                         LIBERATE TECHNOLOGIES


                                         By: /s/ Mark Scadina
                                            ----------------------------------
                                         Name:  Mark Scadina
                                         Title: Executive Vice President &
                                                General Counsel